                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)



                                XTRA CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   984138107
  ---------------------------------------------------------------------------
                                 (CUSIP Number)


                                 JULY 30, 2001
  ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 pages)



  ---------------------------------------------------------------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 984138107                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BX Merger Sub Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,175,594 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,175,594 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,175,594 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 30.3% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 984138107                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Berkshire Hathaway Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,175,594 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,175,594 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,175,594 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 30.3% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 984138107                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warren E. Buffett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,175,594 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,175,594 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,175,594 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 30.3% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 984138107                   13D                     PAGE 5 OF 11 PAGES


     This Statement on Schedule 13D is filed in connection with the Stockholders Agreement, dated July 30, 2001 (the "Stockholders Agreement"), by and among Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), BX Merger Sub Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Berkshire, and certain stockholders of XTRA Corporation, a Delaware corporation (the "Company"), which grants Parent and Purchaser a proxy to vote the shares of Company Common Stock owned by such stockholders (as further described below). The Stockholders Agreement was entered into in connection with (i) the Agreement and Plan of Merger, dated July 30, 2001, by and among Purchaser, Berkshire and the Company and (ii) Purchaser's offer to purchase all outstanding shares of Common Stock (the "Shares") of the Company. Parent, Purchaser and Mr. Warren E. Buffett may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but they expressly disclaim that they are part of a group with the Stockholders (as defined below).


ITEM 1.   SECURITY AND ISSUER.

     The name of the subject company is XTRA Corporation, a Delaware corporation, and the address of its principal executive offices is 200 Nyala Farms Road, Westport, Connecticut 06880. The Company's telephone number is
(203) 221-1005. The class of securities to which this statement relates is the Common Stock, par value $0.50 per share, of the Company.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c); (f) This Statement is filed by Purchaser, Berkshire, and Mr. Buffett, who may be deemed to control Berkshire and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, Berkshire, and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices, or employments during the last five years and citizenship of Mr. Buffett and each of the executive officers and directors of Purchaser and Berkshire is attached as Exhibit 1.

     (d); (e) During the last five years, none of Purchaser, Berkshire, or Mr. Buffett, nor, to the best knowledge of Purchaser, Berkshire, or Mr. Buffett, any of the directors or executive officers of Purchaser or Berkshire has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total amount of funds required by Purchaser to purchase all of the Shares subject to the Stockholders Agreement is $174,657,670. The total amount of funds required by Purchaser to purchase all of the Shares (including the Shares subject to the Stockholders Agreement) pursuant to the Offer (as defined below) and the Merger (as defined below) and to settle all of the outstanding options to purchase Shares is estimated to be approximately $590 million. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Parent, and Parent will obtain such funds from available working capital.

CUSIP NO. 984138107                   13D                     PAGE 6 OF 11 PAGES


ITEM 4.   PURPOSE OF TRANSACTION.

     On July 30, 2001, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto and which is specifically incorporated herein by reference.

     The Merger Agreement provides for the commencement, on the tenth business day after the initial public announcement of the execution of the Merger Agreement, by Purchaser of a cash tender offer (the "Offer") to purchase all of the Shares for $55.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, the Company.

     Provided sufficient Shares are acquired by Purchaser, and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the event Purchaser acquires at least 90% of the Shares, Purchaser will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware in order to effect the Merger (a "Short-Form Merger"). Subject to the terms and conditions of the Merger Agreement, the Offer may be extended to allow for the satisfaction or waiver of unsatisfied and unwaived conditions or to increase the likelihood of acquiring enough Shares to enable Purchaser to effect a Short-Form Merger. In lieu of an extension and subject to the terms and conditions of the Merger Agreement, Purchaser may elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. In addition, the Merger Agreement provides that, in certain circumstances, the Offer shall be extended to allow for the satisfaction of certain unsatisfied conditions. If Purchaser is unable to acquire 90% of the Shares, but at least a majority of the outstanding Shares on a fully diluted basis are tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") and the Merger Agreement has not been terminated in accordance with its terms, the Company will hold a stockholders meeting in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Parent and Purchaser and any of their subsidiaries and affiliates will be voted to approve the Merger. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer.

     Pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser is entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. The Company has also agreed, upon request by the Purchaser, to use its best efforts to include the same percentage of persons designated by the Purchaser on each committee of the Board of Directors of the Company or its subsidiaries as are included on the Board of Directors of the Company. The Company has further agreed, upon request by Purchaser, to promptly increase the size of the Company Board as is necessary to enable Purchaser's designees to be elected to the Company Board and to cause Purchaser's designees to be so elected. Also, under the Merger Agreement, the directors of Purchaser shall become the directors of the Surviving Corporation at the effective time of the Merger.

     In connection with entering into the Merger Agreement, and in order to increase the likelihood that the Minimum Condition will be satisfied and the transactions contemplated by the Merger Agreement consummated, Parent and Purchaser entered into a

CUSIP NO. 984138107                   13D                     PAGE 7 OF 11 PAGES


Stockholders Agreement, dated July 30, 2001 (the "Stockholders Agreement"), with Julian H. Robertson, Jr., Tiger Management Corporation, Tiger Management L.L.C. and Tiger Performance L.L.C. (the "Stockholders"). The following is a summary of the Stockholders Agreement. This summary is not a complete description of the Stockholders Agreement and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 3 hereto and which is specifically incorporated herein by reference.

     Pursuant to the Stockholders Agreement, the Stockholders have agreed to tender in the Offer all Shares owned beneficially by them. The Stockholders have also agreed, among other things, to vote their Shares in favor of the Merger and the Merger Agreement and against any alternative takeover proposal. The Stockholders have also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote their Shares in respect of such matter at every meeting of the stockholders of the Company, however called (the "Proxy"). In addition, the Stockholders have granted Parent and Purchaser an option on their Shares (the "Option"), exercisable under certain conditions.

     The Stockholders Agreement also provides that if the Parent or its affiliates exercise the Option and then sell any of the Shares purchased pursuant to the Option to an unaffiliated party prior to the earlier of the effective time of the Merger or eighteen months after the exercise of the Option, Parent or its affiliates are obligated to pay the Stockholders the excess, if any, of the sale price over the Offer Price for each Share so sold.

     Listed below is each Stockholder and the number of Shares owned by such Stockholder in which Purchaser, Berkshire, and Mr. Buffett may be deemed to have beneficial ownership because of the Proxy:

     Tiger Management L.L.C.                        2,256,000
     Tiger Performance L.L.C.                         919,594
     Tiger Management Corporation            TOTAL: 3,175,594*

     *The Shares for Tiger Management Corporation ("TMC") include all of the Shares for both Tiger Management L.L.C.("TMLLC") and Tiger Performance L.L.C. ("TPLLC"). TMC is the senior managing member of TMLLC and TPLLC, which are investment managers to certain funds. TMLLC and TPLLC have the sole power to vote, direct the voting, dispose and direct the disposition of the respective Shares shown above, but the funds have the economic interest in the Shares. TMC, as the senior managing member of TMLLC and TPLLC, and Julian Robertson, Jr., as controlling person of TMC, TMLLC and TPLLC, may also be deemed to be the beneficial owners of the Stockholder's Shares.

     Following the purchase of Shares in the Offer, Parent and Purchaser expect to consummate the Merger and thereafter operate the Company as a wholly owned subsidiary of the Parent. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place, if Purchaser purchases all of the tendered Shares, there may be so few remaining stockholders and publicly held shares that (i) the Shares may no longer be eligible to be quoted and traded on the New York Stock Exchange (the "NYSE") or any other securities market or exchange, (ii) there may not be any public trading market for the Shares, and (iii) the Company may cease making filings with the Securities and Exchange Commission (the "SEC") or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Parent and Purchaser intend to cause the Company to seek delisting of the Shares from the NYSE and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on NYSE and the registration under the Exchange Act will be terminated following completion of the Merger.

CUSIP NO. 984138107                   13D                     PAGE 8 OF 11 PAGES


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Pursuant to the Proxy contained in the Stockholders Agreement described in Item 4, Purchaser and Parent possess shared power to direct certain votes of 3,175,594 Shares held by the Stockholders, and Purchaser and Parent thus may be deemed to beneficially own such Shares, which constitute approximately 30.3% of the issued and outstanding Shares as of July 30, 2001. As the controlling person of Parent and Purchaser, Mr. Buffett also may be deemed to beneficially own such Shares. Purchaser, Parent and Mr. Buffett do not currently hold any outstanding Shares. None of Parent, Purchaser or Mr. Buffet, nor to their knowledge, any executive officer or director of Parent or Purchaser, is the "beneficial owner" of any Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

     (c) None of Parent, Purchaser or Mr. Buffett nor, to their knowledge, any executive officer or director of Parent or Purchaser, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof.

     (d) and (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, none of Purchaser, Parent or Mr. Buffett nor, to their knowledge, any executive officer or director of Parent or Purchaser, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement and the Stockholders Agreement attached as exhibits hereto. Such documents are incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Executive Officers and Directors of Purchaser and Parent.

     (2) Agreement and Plan of Merger, dated as of July 30, 2001, by and among Parent, Purchaser and the Company (incorporated herein by reference to the Current Report on Form 8-K filed by XTRA Corporation on July 31,
          2001).

     (3) Stockholders Agreement, dated as of July 30, 2001, by and among Parent, Purchaser and Julian H. Robertson, Jr., Tiger Management Corporation, Tiger Management L.L.C. and Tiger Performance L.L.C. (incorporated herein by reference to the Current Report on Form 8-K filed by XTRA Corporation on July 31, 2001).

     (4)  There is also filed as an exhibit hereto the agreement to file the
          Schedule 13D jointly, as required by Rule 13d-1(k).

CUSIP NO. 984138107                   13D                     PAGE 9 OF 11 PAGES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.


Dated:    August 7, 2001


                                 BX MERGER SUB INC.

                                 By:    /s/ Marc D. Hamburg
                                        -------------------------
                                 Name:  Marc D. Hamburg
                                 Title: President



                                 BERKSHIRE HATHAWAY INC.

                                 By:    /s/ Marc D. Hamburg
                                        -------------------------
                                 Name:  Marc D. Hamburg
                                 Title: Vice President and
                                        Chief Financial Officer


                                 WARREN E. BUFFETT

                                 /s/ Warren E. Buffett
                                 -------------------------